Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-183740

January 20, 2015

$400,000,000

HealthSouth Corporation

5.75% Senior Notes due 2024

Change in Offering Size

The total size of the offering of the notes has been increased from $300,000,000 to $400,000,000. The net proceeds received from the increase of $100,000,000 will be used to repay borrowings under the Issuer’s revolving credit facility.

Issuer:	HealthSouth Corporation

Size:	$400,000,000 (Reopening of 2024 Notes issued on September 11, 2012), which represents a $100,000,000 increase from the amount in the Preliminary Prospectus Supplement

Maturity:	November 1, 2024

Coupon:	5.75%

Offering Price:	102.000% of face amount plus accrued interest from November 1, 2014 to the Settlement Date

Yield to Maturity:	5.481%

Yield to Worst:	5.340%

Interest Payment Dates:	May 1 and November 1 of each year, beginning on May 1, 2015

Equity Clawback:	Up to 35% at 105.75% until November 1, 2015

Optional Redemption:	Make-whole call at T+50 basis points to November 1, 2017, then:

On or after:

November 1, 2017	102.875%

November 1, 2018	101.917%

November 1, 2019	100.958%

November 1, 2020 and thereafter	100.000%

Pro Forma Ratios of Earnings to Fixed Charges:

The pro forma ratios of earnings to fixed charges for the year ended December 31, 2013 and for the nine-months ended September 30, 2014 are both 3.7. These pro forma ratios give effect to the difference in fixed charges resulting from this offering and the additional debt incurred under our senior secured credit facility to fund part of the Acquisition

(as defined in the Preliminary Prospectus Supplement), which is being repaid with the proceeds of this offering. The pro forma ratio of earnings to fixed charges does not include any earnings or fixed charges of EHHI Holdings, Inc.

Underwriting Discount:	1.80%

Net Proceeds to Issuer Before Expenses:	$400,800,000

Trade Date:	January 20, 2015

Settlement:	T+7; January 29, 2015

Denomination:	$2,000, and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	CUSIP: 421924 BK6
ISIN: US421924BK63

Ratings*:	B1/BB- (Moody’s/S&P)

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
Morgan Stanley & Co. Incorporated
RBC Capital Markets, LLC
Regions Securities LLC

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Changes from Preliminary Prospectus

As a result of the increase in the size of the offering and the expected decrease in the amount outstanding under the revolving credit facility, certain financial and other data in the Preliminary Prospectus Supplement that give effect to the offering and the other adjustments described therein will change, including, among other things, the following: total senior secured debt will decrease by the amount of the additional revolving borrowings being repaid, total senior (unsecured) debt will increase by the amount of the additional notes being issued, the amount of available borrowing capacity under the revolving portion of the credit agreement will increase by the amount of the additional revolving borrowings being repaid, and corresponding changes will be made where applicable throughout the Preliminary Prospectus Supplement.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is incorporated by reference herein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send the prospectus supplement to you if you request it by contacting any of the Joint Book-Running Managers at BofA Merrill Lynch by calling toll free 1-800-294-1322 or by emailing dg.prospectus_requests@baml.com, Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, barclaysprospectus@broadridge.com, 888-603-5847, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, (800) 831-9146 or prospectus@citi.com, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, telephone: (866) 471-2526, facsimile: (212) 902-9316, or email: prospectus-ny@ny.email.gs.com, J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: High Yield Syndicate, telephone: (800) 245-8812, or email:HY_syndicate@jpmorgan.com, Morgan Stanley & Co. Incorporated, (212) 761-9199, RBC Capital Markets, LLC, Attention: High Yield Capital Markets, Three World Financial Center, 200 Vesey Street, 10th Floor, New York, NY 10281-8098, telephone: (877) 280-1299, Regions Securities LLC, (404-279-7400), SunTrust Robinson Humphrey, Inc., (404) 926-5052 or Wells Fargo Securities, LLC, (800) 326-5897.

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